Exhibit 12.1

CAI International, Inc.

Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Predecessor*		Successor*
				Year Ended December 31,
	Year Ended December 31, 2005	Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006	2007	2008	2009	Six Months Ended June 30, 2010
Income (loss) before income taxes	$16,366	$16,220	$8,352	$30,336	$(15,406)	$17,475	$10,532
Add back: Impairment of Goodwill	—	—	—	—	50,247	—	—
Fixed charges (A)	10,411	4,794	3,926	11,088	9,742	4,712	2,012

Calculated earnings	$26,777	$21,014	$12,278	$41,424	$44,583	$22,187	$12,544
(A) Fixed Charges Calculation:
Interest expense (B)	$7,798	$4,183	$3,715	$10,406	$9,346	$4,311	$1,820
Interest expense portion of rental expense (C)	2,613	611	211	682	396	401	192

Total fixed charges	$10,411	$4,794	$3,926	$11,088	$9,742	$4,712	$2,012
Fixed charges exclude capitalized interest; capitalized interest is zero.
Ratio: Earnings/Fixed Charges	2.57	4.38	3.13	3.74	4.58	4.71	6.23
(B) Includes normal debt issue amortization costs, but does not include gain on debt extinguishment
(C) Interest expense portion of rental expense is estimated as follows:
Equipment rental expense	$6,875	$1,187	$395	$961	$20	$—	$—
Rent expense- office and other	1,042	665	243	1,105	1,181	1,216	583

Total rent expense	$7,917	$1,852	$638	$2,066	$1,201	$1,216	$583
Estimated interest portion	33%	33%	33%	33%	33%	33%	33%
Calculated interest expense portion of rental expense	$2,613	$611	$211	$682	$396	$401	$192
(D) Preferred stock dividends	$90	$68	$22	$34	$—	$—	$—
Total fixed charges and preferred stock dividends (A) + (D)	$10,501	$4,862	$3,948	$11,122	$9,742	$4,712	$2,012
Ratio: Earnings/Combined Fixed Charges and Preferred Stock Dividends	2.55	4.32	3.11	3.72	4.58	4.71	6.23

*	Note: On October 1, 2006, we repurchased 10,584,000 shares, or 50.0% of our then-outstanding common stock held by Interpool. In connection with this transaction we applied pushdown accounting in accordance with Staff Accounting Bulletin (SAB) No. 54 and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, issued by Financial Accounting Standards Board (FASB). Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 are not comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006. The data prior to October 1, 2006 as presented above, refer to the Predecessor company and this period is referred to as the Predecessor period which relates to the period prior to our repurchase of our common stock held by Interpool. The data on and subsequent to October 1, 2006 refer to the Successor company and the period is referred to as the Successor period which relates to the period after we repurchased our common stock held by Interpool.